Ms. Doris Gama
Ms. Laura Crotty

Division of Corporation Finance

Office of Life Sciences

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

April 6, 2022

Re:	Balanced Pharma Inc

Offering Statement on Form 1-A

Filed March 21, 2022

File No. 024-11834

Dear Ms. Gama and Ms. Laura Crotty,

On behalf of Balanced Pharma Inc, I hereby request qualification of the above-referenced offering statement at 4:00 pm, Eastern Time, on Friday, April 8, 2022, or as soon thereafter as is practicable.

Sincerely,

/s/ Scott J. Keadle
Scott J. Keadle
Chief Executive Officer of Balanced Pharma Inc.